Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROFIT WARNING

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules and the Inside Information Provisions under Part XIVA of the SFO.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the "SFO").

I. Estimated results of the period:

1. Period to which the estimated results apply: 1 January 2014 to 31 March 2014.

2. Estimated results: the Company preliminarily estimated the results for the first quarter of 2014 in accordance with the "China Accounting Standards for Business Enterprises" and expects that the net profits attributable to equity holders of the Company for the first quarter of 2014 amounts to RMB- 0.30 billion to RMB-0.35 billion. Details of the financial figures will be disclosed in the 2014 first quarterly report of the Company.

3. The estimated results have not yet been audited by certified auditors.

II. Results for the corresponding period in the previous year:

1. Net profit attributable to equity holders of the Company (according to the "China Accounting Standards for Business Enterprises"): RMB 57 million.

2. Earnings per share-basic: RMB 0.006.

III. Reasons for estimated decrease in the results:

During the first quarter of 2014, the financial expenses of the Company substantially increased as compared with the corresponding period of 2013 due to the exchange losses (as compared with the exchange gains for the corresponding period of 2013) resulting from the substantial depreciation of Renminbi.

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IV. Other related matters

1. The above estimated results is only the preliminary estimation made by the management of the Company in accordance with the operating results of the Company for the first quarterly of 2014, and the details relating to the financial figures of the Company will be disclosed in the 2014 firstly quarterly report of the Company. Investors are reminded to consider the risks involved in making investment decisions.

2. The members of the board of directors of the Company were aware of the above information.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

15 April 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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